BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

INCORPORATED AS PART OF SCHEDULES B AND C

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 476 2717

ISSUER FACSIMILE NUMBER:	(644) 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(644) 476-2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER & YEAR ENDED:	December 31, 2003

DATE OF REPORT:	April 19, 2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	04/04/19
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Peter Tapper”	Peter Tapper	04/04/19
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE B: Supplementary Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

1. Analysis of Expenses and Deferred Costs

General and Administrative Expenses

Refer to the Consolidated Schedules of General and Administrative Expenses of the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

Acquisition and Exploration Expenditures

Refer to Schedule C of this report and Note 4-Oil and Gas Properties of the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

2. Related Party Transactions

Refer to Note 6-Related Party Transactions of the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

3. Summary of Securities Issued and Options Granted During the Period a) Securities issued during the year

No shares were issued in the year to December 31, 2003.

b) Options granted during the year

On October 15, 2003 the Company issued the following options to David Newman and Peter Tapper upon their appointment as directors of the Company.

Name	Number	Type of	Date Fully	Exercise Price	Expiry
	of Shares		Vested	Price per Share	Date
David Newman	25,000	Vesting	April 15, 2005	$1.25	October 15, 2008
Peter Tapper	25,000	Vesting	April 15, 2005	$1.25	October 15, 2008

During the 12 months to December 31, 2003, 510,000 options lapsed, due to the option holders ceasing involvement with the Company.

4. Summary of Securities as at the End of the Reporting Period

a)	Authorized share capital:	Unlimited common shares without par value

b)	Number and Recorded Value of	7,739,324 common shares representing a recorded
	Shares issued and outstanding:	value of $20,478,365

c)	Stock options outstanding:

Refer to Note 8 b) Incentive Stock options of the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE B: Supplementary Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

d) Share Purchase Warrants Outstanding

Refer to Note 8 c) Share Purchase Warrants of the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

e)	Total Shares held in escrow	None

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

David Newman, CA	Chairman and Director (1)

Peter Tapper, B.Eng (Hons)	Director (1)

Bernhard Zinkhofer, B.Comm., LLB., C.A.	Director

Garth Johnson, CGA	Director (1)

Ron Bertuzzi, B.A. Econ.	Director

David Bennett, Ph.D.	CEO

Jenni Lean, B.Sc., M.B.A.	Commercial Manager

Jeanette M. Watson, B.Sc., LLB.	Secretary

(1) Member of audit committee

Refer to Corporate information included in Schedule C of BC Form 51-901F.

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

1. Description of Business

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd., “the Company”) is an independent oil and gas exploration company with an office in Wellington, New Zealand, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 2.5 million acres of exploration permits in New Zealand, 0.42 million acres of exploration permits in Australia, and 0.8 million acres of exploration interests in Papua New Guinea. The Company also has a 45% interest in a discovery for which a development program has been finalised. The Company’s primary focus is the acquisition, exploration and development of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

2. Discussion of Operations and Financial Condition

Year Ended December 31, 2003

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 was $138,441 for the year ended December 31, 2003 compared to $1,811,682 (includes Goldie-1 revenue) for the year ended December 31, 2002. The Company sold its interest in PMP 38148 in September 2003 with an effective date July 1, 2003. As a result there is no PMP 38148 oil revenue from July 1, 2003. Production from the Goldie-1 oil discovery was also “shut-in” as from August 30, 2002, and this is the other reason for the decrease in revenues. Additionally, PEP 38736 and PEP 38738 had oil sales of $20,630 from “test” production.

Sales volumes have decreased from 84,930 barrels to 5,574 barrels because of the shut-in and sale of interest. There has been an increase of US$7.07 in the average crude oil selling price from US$21.47 per barrel of oil to US$28.54 per barrel over the comparable period. Natural gas production revenues from the Ngatoro field were $13,644 compared to $22,742 for 2002. Direct production costs and royalties were $94,675 versus $957,012 and the Company realized net production revenues of $52,110 compared to $782,422, subsequent to recording $25,930 (2002 - $106,491) of depletion. The decrease in net production revenue for the period was mainly due to Goldie-1 well shut-in from August 30, 2002 and the sale of interest in the PMP 38148 permit effective from July 1, 2003. In the first two periods reported in 2003, legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd were classified as production costs. These had been reclassified to legal fees under general and administration expenses in the September 2003 period and now have been reclassified under Litigation Costs and Settlement.

General and administrative expenses were $656,216 as compared to $634,353 for 2002. The increase was mainly due to non-capitalised listing expenditure, an increase in Wages and Benefits along with a general increase in most other expenses. This was partially offset by a unrealized foreign exchange gain of $673,909 and an increase in cost recovery from joint ventures totaling $477,439. Administrative expenses included wages and benefits of $544,366, non-capitalized listing expenditure of $344,332 and Office and miscellaneous expenditure of $320,447. Additionally, Litigation Costs and Settlement expenditure in defending and finally settling the PMP 38148 (“Goldie”) claim were incurred totaling $2,250,463. This was more than offset by the gain on sale of PMP 38148 of $3,896,306. Additionally, stock option compensation expenses were $143,312 as compared to $274,080 for 2002.

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

The Company’s net income for year ended December 31, 2003 was $47,616 compared to a net loss of $2,826,770 for the year ended December 31, 2002, including interest earned on surplus cash balances of $57,624 (2002 - $29,518). Interest earned has increased with the increased balance in cash on deposit.

The 2003 results included Oil and Gas Properties write offs of $908,433 compared to write-offs in 2002 of $2,783,734. The write-offs on Oil and Gas Properties for the 2003 year were mainly due to various wells drilled in the 4th quarter being “plugged and abandoned”. Details of those wells and permits adjustments are:

1.	Bluff-1 exploration well (PEP 38746) was plugged and abandoned in October 2003.
2.	Waiwiri-1 exploration well (PEP 38753) was plugged and abandoned in October 2003.
3.	Tuihu-1 exploration well (PEP 38718) was plugged and abandoned in October 2003.
4.	PEP 38328, PEP 38332, and PEP 38335 were relinquished early 2003. All capital in relation to these permits had been written off as at 31 December 2002.
5.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
6.	PPL 192 and PPL 215 were replaced by PPL 235.

Fourth Quarter Ended December 31, 2003

Gross oil production revenue for the Company’s quarter ended December 31, 2003 of $11,613 was due to the test production from PEP 38738 compared to the $60,685 for the quarter ended December 31, 2002 from the New Zealand production permit PMP 38148. There were no natural gas production revenues in the 4th quarter 2003 compared to $6,348 for 2003. Direct production costs and royalties were nil versus $317,298 (2002) and the Company realized a net production revenue of $11,613 compared to deficit of $213,895 (2002). The reduced production and related expenditure was due to the sale of PMP38148 in the 3rd quarter of 2003 and no production costs related to the PEP 38738 test production undertaken.

Administrative expenses were in credit for the fourth quarter totaling $9,978. This was mainly due to an increase in cost recovery and foreign exchange gains at year-end compared to a credit of $56,511 for the 2002 December quarter. For the fourth quarter ended December 31, 2003, the Company’s loss was $958,358 compared to a loss of $3,208,821 for 2002. These results included interest income earned on surplus cash balances of $33,660 (2002 - $6,377). The December quarter included Oil and Gas Properties write-offs of $892,902 whereas the December 2002 quarter, Oil and Gas Properties write-offs amounted to $2,783,734.

Year to December 31, 2003 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (includes Goldie Oil Field) (0%)

By the end of June 2003, the Ngatoro wells (excluding Goldie-1) had produced over 3.6 million barrels of oil and 8.4 billion cubic feet of gas. Gas continued to be sold under long-term contract, and oil was sold on a monthly basis at world market reference prices. At the end of June 2003, production from the Ngatoro field was averaging 516 barrels of oil per day (Company share 26 barrels per day) compared to 800 bopd (Company share 40 bopd) at June 2002, and 2.1 million cubic feet of gas per day (Company share 0.10 million cubic feet of gas per day).

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

The Goldie-1 well was placed in long-term production in March 2001. By end August 2002, the well had produced 217,856 barrels of oil at which time oil production had stabilised at around 255 barrels per day. The well was required to be shut-in as at 30 August 2002, due to non-approval of flaring consents by the Ministry of Economic Development.

On September 26, 2003 the Company gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited and Southern Petroleum (Ohanga) Limited. The effective date of the sale was July 1, 2003.

New Zealand Permit 38256 (30%); Canterbury

A magnetotelluric survey was completed in September 2003, which fulfilled the work obligation to the end 2003. One JV party has withdrawn from this permit and another has served notice that it wishes to do so at the end of the relevant permit year. The Company has taken up a further 10% from the party that withdrew. The Company is considering the amount of interest it will take up from the party that wishes to withdraw. Prospects and leads are identified in the vicinity of the Rakaia River, and will be the focus of ongoing evaluation to identify a prospect for drilling before the end of the permit term in August 2007. The Salmon structure may extend into the adjacent PEP 38258.

NZ Permit PEP 38258 (Indo: 75%); Onshore/Offshore Canterbury

This permit was granted to the Company and an associated company, Durum Energy (New Zealand) Limited, on August 18, 2003. Work commitments for the first two permit years consist of seismic reprocessing and reinterpretation. Several prospects and leads were identified on the extensive existing seismic data obtained by previous holders of permits over this area. These include Schooner, Corvette and Frigate, this latter being nearshore in shallow water. The Salmon structure appears likely to lie partly within the onshore area of PEP 38258.

New Zealand Permit 38330 (34.28%); East Coast

A permit variation was applied for, and was accepted, whereby the participants will reprocess certain existing seismic, and conduct seismic field trials prior to April 2004, and consider whether or not to subsequently acquire new seismic data. Several exploration targets are identified in the Tolaga Bay area; but all are likely to require further seismic surveys before a decision to drill is made. A well is targeted for drilling before the end of the permit term in July 2006.

New Zealand Permits 38328 & 38332 (0%); East Coast

These permits did not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture participant agreed, during the period, to relinquish these permits as on the basis of the work to date they are not presently considered to be prospective.

New Zealand Permit 38480 (75%); Offshore Taranaki

In February 2003 the Company undertook a 2D seismic programme to detail prospects in the permit area. Specialised processing and interpretation of the 2003 seismic and other data over the Orca and Humpback Prospects are the focus of ongoing work.

New Zealand Permit PEP 38716 (42.39%); Taranaki Basin

During 2003, the Company completed the purchase of a further 28.34% interest in the permit. The Huinga-1B well was commenced in April 2002, and later suspended. This well must be completed for production or plugged before the end of the second permit term (January 2006). The main prospects remaining in the permit are Makino (Tariki Sands level), the Oru/Wingrove Updip Prospect, and Huinga-1B itself, where oil was flowed, although

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

engineering problems precluded definitive assessment. The Company now operates the permit, and intends to complete the geotechnical studies deemed appropriate to justify a target to be drilled before the end of the permit term.

New Zealand Permit PEP 38718 (10%); Taranaki Basin

The Company acquired a 10% interest in the permit in September 2003. Permit work obligations to the government to December 2003 were to acquire new seismic, or deepen Tuihu-1, and commit to further geological and geophysical work to be completed by 1 December 2005, or surrender the permit. The joint venture agreed to deepen Tuihu-1 and Tuihu-1A was drilled to 4845m, but was plugged and abandoned in late October as a dry hole.

New Zealand Permit PEP 38736 (45%); Taranaki Basin

The Kahili-1A/B sidetrack well was drilled in November 2002, and encountered a 35m (115 feet) gross hydrocarbon column in the Tariki sandstone. A review of the development options available was completed, with the development and sale of gas contract being signed with NGC Holdings in January 2004. It is anticipated that the development will start production in mid-2004.

New Zealand Permit PEP 38738 (33.5%); Taranaki Basin

This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002, in return for the grant of a 25% net profit royalty. In September 2003 the Company purchased the net profit royalty back. As a result of a reorganisation of the net profit royalties, the Company now holds a 6.25% net profit royalty on gross production that is to be met by one of the other permit participants.

In May 2003, the participants re-entered the Cheal-1 well, originally drilled in 1995, which at that time had tested oil and gas from a shallow secondary target. A test of the Cheal-1 well in July 2003 flowed gas at rates up to 4.5 mmscfd in a one day test period. Further testing was deferred until suitable production test equipment was installed. Extended flow testing commenced in October, in order to establish developable reserves. Analysis of the test results indicates that this well is only accessing gas and oil reserves from within a few hundred metres of the wellbore. Oil reserves could not be estimated conventionally, despite steady oil production during the test. A means of selling or disposing the gas will now be sought in order to enable long term oil production to continue.

The Cheal-A3X well is scheduled to spud in April 2004. This well will be deviated 500m north from the existing Cheal-1 site to intersect the Mt Messenger sandstones.

New Zealand Permit PEP38741 (30%); Taranaki Basin

The Company has completed a 3D seismic survey over PEP 38741 and the adjacent permit areas. The Honeysuckle-1 well is scheduled to spud following Cheal-A3X, in the 2nd quarter of 2004, and is to be drilled to 1700m (5,500 feet) to test Mt Messenger targets mapped from the 2003 3D seismic survey.

New Zealand Permit PEP 38746 (25%); Taranaki Basin

The Bluff-1 exploration well was drilled in October 2003 but was unsuccessful.

New Zealand Permit PEP 38748 (25%); Taranaki Basin

This permit was granted on August 8, 2002, with an interest to the Company of 37.5%. The Company transferred 12.5% to one of the current JV participants during the 1st quarter of 2003. An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government, on February 13,

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

2003.The Company originally operated this permit, however on September 1, 2003, operatorship was transferred to another of the JV parties.

The Company and its other joint venture participants acquired the Kaimata 3D seismic survey data over the entire permit in early 2003, and have identified a number of potential drilling targets from this data. No drilling commitment is required in the second year of the permit, but at least one exploration well is expected to be drilled in 2004.

New Zealand Permit PEP 38753 (30%); Taranaki Basin

This permit was granted on August 8, 2002. Seismic reprocessing and interpretation was completed in early 2003 as precursor work to the drilling of an exploration well. The Wawiri-1 exploration well was drilled in September 2003 but was unsuccessful.

In May the Company reduced its interest from 50% to 30% by a farm-out to Krystal Corporation.

New Zealand Permit PPP 38761 (now PEP 38765 (27.5%)); Taranaki Basin

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data.

The term for this permit was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids were invited; the closing date for which was October 31, 2003, so PPP 38761 expired on that date. The joint venture participants had a successful bid for this acreage confirmed in 2004, now called PEP 38765.

Australia Permit AC/P 19 and AC/P 31 (100%); Timor Sea

These permits are adjacent and operated in conjunction with each other. The Company was required to drill one exploration well in AC/P 19 by December 2003. This was not done, however, both the Ursa and Dorado Prospects are ready for drilling. A variation to the permit has been sought to allow the Company an extension until July 2004 to drill a well, due to the lack of availability of a suitable drilling rig. At the time of this document, no determination of this application has been reached by the regulatory agency. AC/P 31 required the acquisition of a minimum of 40 kms of new 2D seismic in Years 3 and 4, ending September 2003. This was not completed and a deferral of this commitment until July 2004 has also been sought. The Company is also seeking to amalgamate AC/P 31 with AC/P 19. At the time of this document, no determination of these applications has been reached by the regulatory agency.

Australia Permit AC/P 26 (50%); Timor Sea

The Company's share of the committed work program for the 2003 fiscal year did not require any expenditures to be incurred.

Papua New Guinea Licence PPL 192 and 215(0%); Onshore Papuan Basin

These two permits were relinquished and replaced by PPL 235 in August 2003.

Papua New Guinea Licence PPL 235 (100%); Onshore Papuan Basin

The Company was awarded the permit in August 2003, which covers most of the prospective part of the acreage previously held under PPL 192 and PPL 215.

The initial work stage of PPL 235 is to drill an exploration well within the first two years of the licence. A tested well will cost approximately US$10m, and funding arrangements for this well will be made by farm-in or other avenues of financing. The Douglas Prospect is ready for drilling. In the event of discovery, it is located near a navigable river system suitable for

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

import of necessary hardware and export of oil. Other prospects are identified, which would likely be drilled if the Douglas well is successful.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)

Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the 2001 review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala. This would take advantage of infrastructure including logging roads and navigable river, to export condensate to market.

Papua New Guinea Licence PPL 228 (10%)

The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture lodged a top file application for a permit over a similar area, in July 2003. This is presently under consideration by the regulatory agency. If APPL 247 is successful in award of a licence, PPL 228 will be relinquished.

Related Party Transactions

Refer to Note 6 Related Party Transactions in the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

Material Contracts

No material contracts other than those entered into in the ordinary course of business as noted in “Exploration Activities” have been entered into by the Company in the 2003 year.

Investor Relations Contract

The Company had a contract with 573634 B.C. Ltd DBA Republic Communications of Vancouver, B.C., Vancouver to provide investor relations services. Republic was paid $4,000 per month plus expenses, and was granted 100,000 options at an exercise price of $1.25 on October 15, 2002. The agreement expired on 15 August 2003 and was not renewed. Republic had provided newsletter, website and news release services during the year. The total paid to Republic during the year was US$9,234.

The Company had a contract with Sorensen Group Limited of Auckland, New Zealand to provide investor relations services. Sorensen has provided newsletter, website and news release services during the reporting period and they were involved with the IPO in New Zealand. The total paid to Sorensen during the reporting period was US$54,097.

Contingenices/Litigation

Refer to Note 7 Commitments and Contingencies in the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

Other Information

David Bennett resigned from the Board as a director with effect from September 26, 2003, but continued as CEO.

David Newman and Peter Tapper were appointed to the Board as directors with effect from September 26, 2003. David Newman was also appointed as Chairman of the Board at that date.

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

3. Subsequent Events

In addition to the matters reported above in the section “Year to December 31, 2003 Exploration Activities”, the following matters occurred after the end of the reporting period:

a) Issue of Securities and Listing on TSX-V and NZSX

On January 2, 2004 the Company successfully listed on the TSX-V.

In conjunction with the TSX-V listing, the Company listed on the NZSX, raising approximately $5.2 million on 5 January 2004 through the issuance of 4 million common shares. For every two shares issued, one warrant was issued and is exercisable at any time before January 5, 2005, at a price of approximately $1.37 (NZ$2.10).

The proforma basic and diluted income per share for the year ended December 31 2003, assuming these shares were issued in January 5, 2004 would be $0.01. Share issue costs in relation to the NZSX fundraising incurred prior to December 31, 2003 have been treated as deferred offering costs. Such costs will be presented as a reduction of equity in the period proceeds are received and the shares are issued.

b) Convertible Loan

On January 5, 2004, the Company issued two Convertible Promissory Notes for $250,000 each. Each note is convertible, at the option of the holder, into common shares in the Company at conversion rate of $1.10 per share within 12 months of issue. Each share on conversion will also comprise one warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from the issuance date.

Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date.

Both of the Convertible Promissory Notes are unsecured.

c) Material Contract

In January 2004, the Company and its joint venture participants in PEP 38736 agreed on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited. The Company’s proceeds from the gas sale will initially be offset against the pre-paid gas contract with NGC (Note 12 in the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F).

d) PEP 38768, PEP 38766 and PEP 38765

New Zealand Petroleum Exploration Permits 38768, 38766 and 38765 (“PEP 38768”, “PEP38766” and “PEP 38765”) were granted to the Company and other JV participants in February 2004. The Company has a 50% participating interest in PEP 38768, a 25% interest in PEP38766 and a 27.5% interest in PEP 38765.

4. Financings, Principal Purpose and Milestones

Issue of Special Class Shares in New Zealand subsidiary - Refer to Note 10 – Issue of Special Class Shares of the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

Prepayment of Gas Revenue - Refer to Note 12 – Prepaid Gas Revenue of the Company’s Consolidated Interim Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

Subsequent to balance date, the Company raised approximately $5.2 million on 5 January 2004 through the issuance of 4 million common shares, and a further $500,000 through the issuing of two Convertible Promissory Notes – Refer to Subsequent Events notes 4(a) and 4 (b).

5. Liquidity and Solvency

The Company had cash and short-term deposits of $2,234,287 at December 31, 2003 compared to $1,292,827 as of December 31, 2002. Working capital as at December 31, 2003 was $1,767,967 versus $1,774,680 for December 31, 2002. $2,478,593 in cash was used in operating activities during the year ended December 31, 2003 compared to cash used in operating activities of $839,105 in 2002. $20,028 was used for purchases of property and equipment compared to $11,259 in 2002 and $2,147,426 was expended on the Company’s exploration activities described herein versus $2,313,445 for the year ended December 31, 2002.

Cash was provided by the sale of licenses for $5,000,000 during the year ended December 31, 2003 compared to cash provided of $198,299 in 2002. Financing activities raised $535,442 for the year ended December 31, 2003 compared to $1,000,000 for 2002. Cash of $52,065 that was due from related parties was received compared to $23,670 that was paid to related parties in 2002. The net effect of the above noted transactions was an increase of cash of $941,460 for the year ended December 31, 2003 compared to a decrease of $1,989,180 for the comparable 2002 year.

During the fourth quarter ended December 31, 2003 the Company used cash of $3,783,676 in operating activities compared to $615,164 in 2002. A net amount of $4,871,761 was received from the Company’s oil and gas exploration activities versus $208,173 invested in the fourth quarter 2002 and $19,367 was invested in equipment purchases versus received from property and equipment of $4,434 (2002). The Company used $730,542 of cash during the fourth quarter ended December 31, 2003 compared to $644,274 for the fourth quarter ended December 31, 2002.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations as well as seeking additional equity financing, in order to maintain the permits in good standing with the issuers. There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

“Dr. David Bennett”

President and Chief Executive Officer

AUSTRAL PACIFIC ENERGY LTD. SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Year Ended December 31, 2003

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKERS

David Newman, CA	Bank of Montreal
Chairman of the Board (1)	Vancouver, British Columbia, Canada
Wellington, New Zealand
Peter Tapper, B.Eng (Hons)	ASB Bank
Director (1)	Wellington, New Zealand
Auckland, New Zealand
Bernie Zinkhofer B.A. Econ.	LEGAL COUNSEL
Director
Vancouver, British Columbia	Minter Ellison
Garth Johnson, CGA	Barristers & Solicitors
Director (1)	Adelaide, South Australia, Australia
Vancouver, British Columbia
Ron Bertuzzi B.A. Econ.	Gavin Adlam
Director	Wellington, New Zealand
Vancouver, British Columbia
David Bennett, Ph.D.	Fiocco Posman & Kua
CEO	Port Moresby, Papua New Guinea
Wellington, New Zealand
Nigel Robinson, CA	Lang Michener
CFO	Vancouver, British Columbia, Canada
Wellington, New Zealand
Jeanette M. Watson, B.Sc.,LLB.	Harris Mericle & Wakayama
Corporate Secretary	Seattle, United States of America
Wellington, New Zealand	Anton Campion Macdonald
Jenni Lean, B.Sc., M.B.A.	Whitehorse, Yukon, Canada
Commercial Manager
Wellington, New Zealand	AUDITORS
Terry Russell, Ph.D.
Exploration Manager	BDO Dunwoody LLP
Wellington, New Zealand	Vancouver, BC, Canada
(1) Member of audit committee
REGISTRAR AND TRANSFER AGENTS
CORPORATE OFFICE	Pacific Corporate Trust Co.
Corporate Services Division
Austral Pacific House	Vancouver, British Columbia, Canada
284 Karori Road, Karori
Wellington	Computershare Registry Services Ltd
New Zealand	Auckland, New Zealand
Website: www.austral-pacific.com
SHARE LISTING
SUBSIDIARIES	Currently listed on the OTCBB, TSX-V and
Source Rock Holdings Limited	NZSX
Austral Pacific Energy (NZ) Limited	Symbol: APXYF on the OTCBB
Ngatoro Energy Limited	Symbol: APX on the TSX-V
Totara Energy Limited	Symbol: APX and APXWA on the NZSX
Rata Energy Limited
Millennium Oil & Gas Limited
Odyssey International Pty Ltd
Indo-Pacific Energy Australia Pty Ltd
ZOCA 96-16 Pty Ltd
Trans-Orient Petroleum (Aust) Pty Ltd
Indo-Pacific Energy (PNG) Limited
Trans-Orient Petroleum (PNG) Limited